UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Titles of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq.

Executive Vice President, General Counsel and Secretary

11 Madison Avenue

New York, New York 10010

(212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$461,593,458	$49,391

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of a total of 8,548,027 shares of outstanding common stock, no par value per share, of Weight Watchers International, Inc., together with the associated preferred stock purchase rights, at the actual tender offer price of $54.00 per share.
**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission and paid as follows: (a) $47,958 was paid on December 18, 2006 based on the initial transaction value of $448,200,000 (which assumed repurchase of 8,300,000 shares at the maximum tender offer price of $54.00 per share), and (b) an additional fee of $1,433 was paid on the date hereof based on the additional transaction value of $13,393,458 (based on the actual amount of shares purchased of 8,548,027 multiplied by the actual price to be paid of $54.00 per share less the initial transaction value of $448,200,000).

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $47,958	Filing Party: Weight Watchers International, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on December 18, 2006, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on January 11, 2007 and Amendment No. 2 filed with the Securities and Exchange Commission on January 19, 2007 (as amended, the “Schedule TO”), by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), in connection with the Company’s offer to purchase for cash up to 8,300,000 shares of its common stock, no par value per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $54.00 nor less than $47.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2006 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

This Amendment No. 3 is filed to incorporate the press release dated January 26, 2007 that announced the final results of the Offer and the amendment of the credit facility to finance the Offer, the purchase from Artal Holdings Sp. z o.o. pursuant to the purchase agreement and to refinance certain indebtedness of WeightWatchers.com, Inc.

ITEM 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

On January 26, 2007, the Company amended its senior credit facility to increase its borrowing capacity up to an additional $1.2 billion to finance the purchases pursuant to the Offer and the purchase agreement with Artal and to refinance certain indebtedness of its subsidiary, WeightWatchers.com, Inc. The credit facilities as amended provide for a term loan facility consisting of two tranche A facilities and a tranche B facility in an aggregate amount of up to $1,550.0 million and a revolving credit facility in the amount of up to $500.0 million. The new tranche A term loan will amortize in equal quarterly installments beginning in year three in an aggregate annual amount equal to 15%, 20%, 25% and 40% until maturity on the date that is six years after the closing of the replacement facilities. The existing tranche A term loan will mature on June 30, 2011. The new tranche B term loan will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the initial principal amount of such facility until maturity on the date that is seven years after the closing of the replacement facilities. The revolving credit facility may be used for loans and a portion may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2011.

The borrowings of tranche A loans and revolving loans will bear interest at an initial annual rate of LIBOR plus 1.25% per annum, or at the Company’s option, the alternate base rate (as defined in the credit agreement) plus 0.25% per annum. The borrowings of tranche B loans will bear interest at an initial annual rate of LIBOR plus 1.50% per annum, or at the Company’s option, the alternate base rate (as defined in the credit agreement) plus 0.50% per annum. In addition to paying interest on outstanding principal under the amended credit facilities, the Company is required to pay a commitment fee to the lenders under the revolving line of credit with respect to the unused commitments at an initial rate equal to 0.250% per annum. Loans outstanding under the amended credit facilities (i) must be prepaid with net proceeds of certain permitted asset sales and (ii) may be prepaid at any time in whole or in part without premium or penalty. The Company’s existing and future domestic subsidiaries have guaranteed the borrowings. The funds borrowed will be used for working capital and general corporate purposes.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On January 26, 2007, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, January 18, 2007. The Company has accepted for purchase 8,548,027 shares of its Common Stock at a price of $54.00 per Share. The 8,548,027 Shares represent approximately 8.8% of the Shares outstanding as of November 30, 2006. Based on the final count by the depositary for the Offer, an aggregate of 8,548,027 Shares were properly tendered and not withdrawn at or below a price of $54.00. The 8,548,027 Shares to be purchased are comprised of the 8,300,000 Shares the Company offered to purchase and 248,027 Shares to be purchased pursuant to the Company’s right to purchase up to an additional 2% of the outstanding Shares as of November 30, 2006 without extending the Offer in accordance with applicable securities laws. Because the Company has accepted all of the Shares tendered, there will not be any proration of the Shares accepted for purchase. The depositary will promptly pay for the Shares accepted for purchase.

On February 2, 2007, the Company expects to purchase 10,511,432 Shares from Artal Holdings Sp. z o.o., its majority shareholder, at a purchase price of $54.00 per Share. The Company previously announced an agreement with Artal to purchase a number of Shares of Common Stock at the price established by the Offer so that Artal’s percentage ownership interest in the Company’s outstanding Shares after the Offer and such purchase from Artal will be substantially equal to its current level. As a result of the Offer and the purchase from Artal, the Company will repurchase approximately 19.6% of its Common Stock outstanding as of November 30, 2006.

A copy of the press release is incorporated by reference at Exhibit (a)(5)(D) to this Schedule TO from Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 26, 2007 and is incorporated herein by reference.

ITEM 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Weight Watchers International, Inc. on January 26, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).

(b)(2)	First Amendment, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as the syndication agent, JPMorgan Securities Inc., as a lead arranger and a book manager, and The Bank of Nova Scotia, as the administrative agent, a lead arranger and a book manager (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).

(b)(3)	Supplement, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as the syndication agent, JPMorgan Securities Inc., as a lead arranger and a book manager, and The Bank of Nova Scotia, as the administrative agent, a lead arranger and a book manager (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel and Secretary

Date: January 26, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Weight Watchers International, Inc. on January 26, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).

(b)(2)	First Amendment, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as the syndication agent, JPMorgan Securities Inc., as a lead arranger and a book manager, and The Bank of Nova Scotia, as the administrative agent, a lead arranger and a book manager (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).

(b)(3)	Supplement, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as the syndication agent, JPMorgan Securities Inc., as a lead arranger and a book manager, and The Bank of Nova Scotia, as the administrative agent, a lead arranger and a book manager (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed on January 26, 2007, and incorporated herein by reference).